

April 21, 2011

Charles A. Ruys de Perez
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Co.
385 East Colorado Blvd.
Pasadena, CA 91101

> **Re:** **Western Asset Mortgage Capital Corporation**
> **Amendment No. 5 to Registration Statement on Form S-11**
> **Filed March 25, 2011**
> **File No. 333-159962**

We have reviewed Amendment No.5 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have revised your disclosure in your prospectus. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 2 without limitation, the following examples:

    - "The U.S. Department of Treasury and the Department of Housing and Urban Development on February 11, 2011 presented a report to Congress outlining different options to reform the housing finance market. The most important theme in this report was the reduction of the government's role in, and the return of private capital to, this market. A detailed plan to achieve this was not laid out, but several tools were recommended, which include increasing guarantee fees, decreasing loan limits, and tightening underwriting criteria for conforming loans. We believe these changes will reduce the future supply of Agency RMBS, limit mortgage refinancing and associated prepayment risk, and improve the future convexity of the Agency RMBS market, which we view as positive developments for existing Agency RMBS."

- "We believe investors continue to seek incremental spreads relative to U.S. Treasury Notes in a low yield environment and financial institutions continue to prefer high quality, liquid fixed income assets to generate strong but conservative net interest margins to repair their balance sheets. With yield spreads on Agency RMBS at what our Manager views as attractive levels, our Manager believes the residential mortgage sector should continue to be well sponsored."

- "Our Manager believes recent economic data suggest an improvement in U.S. economic growth. However, certain indicators such as high unemployment, low levels of capacity utilization, and continued stress in the housing and construction markets all point to a muted recovery. We believe this slow growth environment should keep the yield curve relatively steep and promote continued demand for Agency and non-Agency RMBS."

- "As capital markets have recovered, commercial banks have re-entered the secured lending market which has quickened the pace of the recovery of asset values in the credit markets. Financing of Agency and non-Agency RMBS is currently widely available through, among other vehicles, repurchase agreements. Haircuts, or the discount attributed to the value of securities sold under repurchase agreements, average between 3% and 10% for Agency RMBS and average between 10% and 50% for non-Agency RMBS, depending on the specific security used as collateral for such repurchase agreements."

2. We note your use of acronyms in the forepart of the prospectus. Please avoid the use of acronyms that are not commonly known. See Rule 421(b) of Regulation C.

3. Please advise us why you believe that disclosure regarding dilution pursuant to Item 506 of Regulation S-K is not required. We note that it appears your officers and directors and certain employees of your manager will receive share grants at the time the offering will be consummated.

4. We note your disclosure that you may enter into "to-be-announced" forward contracts and various swap agreements. Please revise your disclosure in the prospectus to discuss potential counterparty risks associated with such arrangements.

Summary, page 1

Current Market Opportunities, page 2

5. Please explain what you mean by the phrase "convexity of the Agency RMBS Market."

Disciplined Investment Approach, page 6

6.   Please explain what you mean by the phrase "credit-adjusted refinancing incentive."

Risk Management, page 7

7.   We note your disclosure that you may "purchase interest rate swaps, interest rate swaptions, interest cancellable swaps, interest rate caps, interest rate corridors, Eurodollar futures contracts and options on such contracts, and other interest rate and non-interest rate derivatives, including, but not limited to, total return swaps." We also note that you intend to invest in "to be announced" securities. Please explain what interest rate swaptions and interest rate corridors are. Please provide an analysis as to how these investments will not subject you to regulation as an investment company under the Investment Company Act of 1940. Please disclose any exemption you intend to rely on and discuss how your investment strategy will support the exemption.

Summary Risk Factors, page 8

8.   Please add a summary risk factor state to address the fact that you intend to rely on short-term financing and, as a result, you are especially exposed to changes in the availability of financing.

Our Structure, page 11

9.   Please identify the individuals that have investment control and dispositive power with respect to Legg Mason, Inc. and Western Asset Management Company.

Management Agreement, page 12

10.   Please provide an estimate of the dollar amount of the management fee to be paid to the manager in the first full fiscal year, assuming the maximum number of securities registered are sold in this offering and the private placement. Refer to Item 4 of Industry Guide 5.

Risk Factors, page 21

There are conflicts of interest in our relationship…, page 41

11.   Please revise to disclose, if true, that manager compensation will be increased as a result of a common stock offering even if the offering were dilutive to existing shareholders.

Management's Discussion and Analysis …, page 59

Factors Impacting Our Operating Results, page 60

12.   Please explain what the Constant Prepayment Rate is and how it is determined.

Business, page 71

Our Manager, page 72

13.   We note that you provide disclosure regarding the average years of experience of the management team. References to the average years of experience are not appropriate. Please remove this disclosure here and throughout your prospectus.

Our Potential Target Assets, page 76

14.   Based on your current expectations and estimates, please revise your disclosure to assign percentages to each asset class to clarify the allocation of your investment portfolio. Please provide similar disclosure in your use of proceeds section.

Our Manager and the Management Agreement, page 102

Other Key Personnel of Our Manager, page 102

15.   Please provide all of the disclosure required by Item 401 of Regulation S-K for Mr. Johnson and Ms. Wongtrakool. For example only, please disclose the year when these individuals became portfolio managers. Please refer to Item 401(c) of Regulation S-K.

Historical Performance of Our Manager …, page 111

16.   Please provide the disclosure required by Item 8.A.2 of Industry Guide 5.

Underwriting, page 151

17.   Please disclose any historical banking and commercial dealings between the underwriters and the company or its affiliates.

Financial Statements and Notes

18.   We note your intention to file the audit report from your independent registered accounting firm by amendment. We will continue to monitor your filing for the inclusion of this report and its corresponding consent.

Appendix I

19.   Please revise Table III for each investment vehicle to disclose total assets and leverage.

Exhibits

20.   Please file the lock-up agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

21.   We note that you intend to enter into indemnification agreements with each of your directors and officers. Please file these agreements in accordance with Item 601(b)(10) of Regulation S-K.

Signatures

22.   Please revise to identify your principal financial officer. To the extent that Bruce Alberts also serves as your principal financial officer, please revise to indicate as such in your amended filing.

        Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely LaMothe, Senior Assistant Chief Accountant, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551- 3655 with any other questions.

Sincerely,

Sonia G. Barros
Special Counsel

cc: David J. Goldschmidt, Esq. (*via facsimile*)